Exhibit 11.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF EARNINGS PER SHARE

	Year Ended December 31,
	2019	2018	2017
EARNINGS PER SHARE (000’s, except per share data)
Net Income	$44,238	$33,041	$29,005
Less: Dividend Requirements on Preferred Stock	11	11	11

Net Income Applicable to Common Stock	$44,227	$33,030	$28,994

Average Number of Common Shares Outstanding—Basic	14,894	14,824	14,095
Dilutive Effect of Stock Options and Restricted Stock	6	5	7
Average Number of Common Shares Outstanding—Diluted	14,900	14,829	14,102
Earnings Per Share—Basic	$2.97	$2.23	$2.06
Earnings Per Share—Diluted	$2.97	$2.23	$2.06